U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                   FORM 4

               STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.  Name and Address of Reporting Person*

   Wehr                 Gerhard             H
  (Last)                (First)         (Middle)

522 Beresford Avenue
     Street

Redwood City                    CA             94016
    (City)                    (State)          (Zip)


2.  Issuer Name and Ticker or Trading Symbol

Applied DNA Sciences, Inc. (Nasdaq: APDN)

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)

4.  Statement for Month/Year

    February 2003

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

  [ ] Director                            [ ]  10% Owner
  [X]  Officer (give title below          [ ]  Other (specify below

  Gerhard H. Wehr, CFO

7.  Individual or Joint/Group Filing (Check applicable line)

  [X] Form filed by One Reporting Person
  [ ] Form filed by more than One Reporting Person

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Common Stock

2.  Transaction Date (mm/dd/yy)

    02-12-2003

3.  Transaction Code (Instr. 8)

    Code         V

      S

4.  Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)
                 (A)
     Amount       or      Price
                 (D)

      10,000      D       $2.50

5.  Amount of Securities Beneficially Owned at End of Month
   (Instr. 3 and 4)

    130,000(1)

6.  Ownership Form:  Direct (D) or Indirect (I)
   (Instr. 4)


7.  Nature of Indirect Beneficial Ownership
  (Instr. 4)

(1) Mr. Wehr served as a consultant in 2002, and received 40,000 shares of our common stock from our registration statement on Form S-8. The remaining 100,000 shares he holds are restricted shares.

Table II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
  (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code
  (Instr. 8)

   Code V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


6.  Date Exercisable and Expiration Date (Month/Day/Year)

   Date                         Expiration
  Exercisable                      Date


7.  Title and amount of Underlying Securities
  (Instr. 3 and 4)

    Title                      Amount or
                            Number of Shares


8.  Price of Derivative Security
  (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
  (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
  (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
  (Instr. 4)


Explanation of Responses:

(1) These options were granted for attending scheduled Board Meeting. These options vest immediately upon grant


By:/s/ Gerhard H. Wehr                           02-11-2003
       Jaime A. Cardona                             Date

** Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.